VIA EDGAR

Antelope Enterprise Holdings Limited

Room 1802, Block D, Zhonghai International Center

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

February 6, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin

RE:	Antelope Enterprise Holdings Limited
Request for Withdrawal of Registration Statement on Form F-3
File No. 333-288867

Dear Mr. Austin:

On July 22, 2025, Antelope Enterprise Holdings Limited (the “Company”) filed a Registration Statement on Form F-3 (File No. 333-288867) (together with the exhibits thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement due to changed circumstances since the filing thereof. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP, at (212) 238-8844.

Very truly yours,

Antelope Enterprise Holdings Limited

By:	/s/ Tingting Zhang
Name:	Tingting Zhang
Title:	Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq.

Guy Ben-Ami, Esq.

Carter Ledyard & Milburn LLP